January 26, 2015

Attn: Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zumiez Inc.
Form 10-K for Fiscal Year Ended February 1, 2014
Filed March 18, 2014
File No. 000-51300

Dear Ms. Jenkins:

Thank you for your comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 13, 2015 regarding our response dated January 6, 2015 regarding our Annual Report on Form 10-K filed on March 18, 2014 for fiscal year ended February 1, 2014 (“fiscal 2013”). On behalf of Zumiez Inc. (the “Company,” “we,” “us,” and “our”), please find herein our response to the comment discussed in your letter. For your convenience, your comment is repeated in bold and our response follows in ordinary type.

Form 10-K for the Fiscal Year Ended February 1, 2014

Notes to Consolidated Financial Statements, page 54

Note 3. Business Combination

Blue Tomato, page 60

1. We note from your response to comment four of our letter dated December 19, 2014 that during the fourth quarter of 2013, the net sales results of Blue Tomato continued to trend below the internal projections needed to achieve the payout of the financial incentive payments and resulted in a decrease in internal projections for fiscal 2014. We further note the financial metrics include performance incentives related to (i) achieving certain EBITDA performance of Blue Tomato for the year ending April 30, 2015 and (ii) opening certain defined incremental stores in the European market by April 30, 2015. Please note that ASC 805-30-50-1(c) requires a description of contingent consideration arrangements in the financial statements including the basis for determining the amount of any payments. Also, disclosure of the changes in the range of outcomes and reasons for those changes is required to be disclosed in accordance with ASC 805-30-50-4. Given these disclosure requirements, please provide draft disclosure to be included in future filings to disclose both the nature and terms of the contingent consideration arrangement including the metrics which must be achieved for payments to occur, and the nature and timing of the changes in facts and circumstances that resulted in your reversal of the previously recorded expense for future incentive payments of $5.8 million during the fourth quarter of the fiscal year ended February 1, 2014. As part of your revised disclosure, please also explain why your determination that the financial metrics would not be achieved did not occur until the fourth quarter of your fiscal year ended February 1, 2014.

Our Response

The following is our draft disclosure to be included in future filings in response to the Staff’s comment (emphasis on modification added):

In addition, there is the possibility of future incentive payments to the sellers and certain employees of Blue Tomato in an aggregate amount of up to 22.1 million Euros ($29.9 million, using the exchange rate as of February 1, 2014) to the extent that certain financial metrics are met related to (i) the obtainment of certain EBITDA performance of Blue Tomato for the twelve months ending April 30, 2015 and (ii) the opening and performance of certain defined incremental stores in the European market by April 30, 2015. The payout of the financial incentive payments requires that the sellers and certain employees remain employed with Blue Tomato through April 30, 2015. Of the 22.1 million Euros future incentive payments, 17.1 million Euros ($23.1 million) is payable in cash, while 5.0 million Euros ($6.8 million) is payable in shares of our common stock. Our future incentive payments calculation requires estimates of future Blue Tomato performance, including forecasting future sales, gross profit, operating expenses, number of new stores and capital expenditures. We account for the estimated future incentive payments as compensation expense, which is included in selling, general and administrative expense on the consolidated statements of income, and recognize this amount ratably over the term of service through April 2015.

At February 1, 2014, we estimated that we will not be obligated for future incentive payments and reversed the previously recorded expense associated with the future incentive payments. Our Blue Tomato operations are seasonal, with the largest portion of net sales and net income occurring in the fourth fiscal quarter. As a result, we determined in the fourth quarter of fiscal 2013 that certain financial metrics are not expected to be met to achieve the payout of the financial incentive payments. For the fiscal year ended February 2, 2013, we recorded an expense for future incentive payments of $2.3 million.

We understand the importance of providing full and transparent disclosures and will use the Staff’s comment to continue to enhance our disclosure, as applicable, based on all relevant information.

***

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. If you have any questions, or if you would like to discuss our response further, please contact me at (425) 551-1549.

Sincerely,

/s/ Christopher C. Work

Christopher C. Work

Chief Financial Officer

cc: Richard M. Brooks, Chief Executive Officer and Director

Chris K. Visser, EVP, General Counsel and Secretary

Ernest R. Johnson, Audit Committee Chairman

Fred Frank, Moss Adams LLP

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